SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on September 17, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: September 17, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

Highway Holdings Receives Additional 180-Day Nasdaq Extension to Regain Minimum Bid Price Compliance

HONG KONG – September 17, 2026 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today announced that on September 15, 2026, it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has been granted a second 180 calendar day period to regain compliance under Nasdaq’s minimum bid price requirement through March 15, 2027. Accordingly, the Company’s common shares will continue to trade uninterrupted on Nasdaq under the ticker “HIHO”.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse stock split. While the Company believes it will be able to timely regain compliance with Nasdaq’s continued listing requirements, there can be no assurance that the Company will be able to regain compliance or will otherwise be able to maintain compliance with other Nasdaq listing criteria.

To regain compliance with Nasdaq’s minimum bid price requirement set forth under Nasdaq Listing Rule 5810(c)(3)(A), the closing bid price of the Company’s common shares must be at least US$1.00 per share or greater for at least ten consecutive business days by March 15, 2027.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to our ability to regain compliance with the minimum closing bid price requirement , and the economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801